Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2008	2007
Earnings:

Income (loss) before income taxes	$(4,139)	$(293)

Less:
Income from less than 50% owned investees	—	—
Capitalized interest	3	3
Add:
Fixed charges, from below	174	191
Amortization of interest capitalized	—	1

Adjusted earnings	$(3,968)	$(104)

Fixed charges:

Rent expense representative of interest (1)	$57	$59
Interest expensed and capitalized, issuance costs and amortization of debt discounts and premiums (2)	117	132

Fixed charges	$174	$191

Ratio of earnings to fixed charges	— (3)	— (3)

(1)         Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)         Subsequent to its Chapter 11 filing and prior to its emergence, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believed the interest would be paid during the bankruptcy proceeding or that it was probable that the interest would be an allowed claim.

(3)         Earnings were inadequate to cover fixed charges by $4.1 billion and $295 million for the three months ended March 31, 2008 and 2007, respectively.